Exhibit 99.1

LATAM group projects 12% to 14% growth in its passenger operations in 2024

●	Today, the group provided its financial and operational projections for the next year, estimating between US$2.6 billion and US$2.9 billion adjusted EBITDAR.

Santiago (Chile), December 14, 2023 – LATAM group released today its guidance for 2024, which contains operational and financial projections. The group estimates growth for next year in its passenger operations between 12% and 14% (measured in available seat kilometers - ASK), projecting to surpass 2019 ASK levels during the first quarter of 2024. In the case of the Brazil domestic market, growth is projected to be between 7% and 9%.

LATAM Cargo’s subsidiaries expect growth between 10% to 12% in their operations (measured in available ton kilometers - ATK). To date, LATAM Cargo’s subsidiaries have a total of 19 cargo aircraft, completing their fleet plan announced in 2021 and reinforcing their position as the largest cargo airline group in Latin America.

Financially, the group forecasts record adjusted EBITDAR between US$2.6 billion and US$2.9 billion for 2024.

“LATAM group projections for next year reflect a strong operational and financial performance, as well as the group’s competitiveness”, commented Ramiro Alfonsín, CFO of LATAM Airlines Group.

At the same time, the group continues to decrease its net leverage (net financial debt/adjusted EBITDAR), expecting to close 2024 between 1.8x and 2.0x, which represents an approximate 50% reduction from its leverage level following its successful exit from the Chapter 11 restructuring process.

In terms of liquidity, LATAM projects between US$2.8 billion and US$3.0 billion for the end of next year, as well as maintaining its solid capital structure.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	1

Indicator	Guidance	2024E

Operating Indicators	Total ASK Growth vs 2023	12% - 14%
	Domestic Brazil ASK Growth vs 2023	7% - 9%
	Domestic Spanish Speaking Countries ASK Growth vs 2023	12% - 14%
	International ASK Growth vs 2023	16% - 18%
	Total ATK Growth vs 2023	10% - 12%

Financial Indicators	Revenues (US$ billion)	12.4 - 12.8
	CASK ex fuel (US$ cents)	4.8 - 5.0
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.3 - 4.5
	Adjusted EBIT (US$ billion)	1.25 - 1.50
	Adjusted EBIT Margin[2]	10.5% - 12.5%
	Adjusted EBITDAR[2] (US$ billion)	2.6 - 2.9
	Adjusted EBITDAR Margin[2]	21% - 23%
	Liquidity[3] (US$ billion)	2.8 - 3.0
	Financial Net Debt[4] (US$ billion)	5.3 - 5.5
	Financial Net Debt/Adjusted EBITDAR (x)	1.8x - 2.0x

Assumptions
	Average exchange rate (BRL/USD)	5.1
	Jet fuel price (US$/bbl)	100

Footnotes:
1)	Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).
2)	Adjusted EBIT and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).
3)	Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Does not assume Liability Management exercise in 2024.
4)	Financial Net Debt includes operating leases liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents.

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	2

Note on Forward-Looking Statements

Assumptions and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM’s control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. and its subsidiaries are the leading airline group in Latin America, with presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to Europe, Oceania, Africa, the United States and the Caribbean. The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321neo A320, A320neo and A319 aircraft. LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group’s cargo subsidiaries, in addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 19 freighters. These cargo subsidiaries have access to the group’s passenger aircraft, and operate within the LATAM group network, as well as on exclusive international routes for cargo transportation. In addition, they offer a modern infrastructure and a wide variety of services and support options to meet the needs of its customers.

More financial information at www.latamairlinesgroup.net and www.latam.com

INVESTOR RELATIONS CONTACT INFORMATION LATAM Airlines Group S.A. Investor Relations InvestorRelations@latam.com Tel: (56-2) 2565-3844 www.latamairlinesgroup.net	3